UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                        Commission File Number 0-20286

                         NOTIFICATION OF LATE FILING

(Check One):  [X] FORM 10-K and FORM 10-KSB  [ ] FORM 20-F    [ ] FORM 11-K
              [ ] FORM 10-Q and FORM 10-QSB  [ ] FORM N-SAR

For Period Ended: December 31, 1996

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 ------------------------------


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification
relates:        Not Applicable

                        Part I.  Registrant Information

Full name of registrant:                  RC/Arby's Corporation
Former name if applicable:                Not Applicable
Address of principal executive
office (street and number):               1000 Corporate Drive

City, State and Zip Code:                 Fort Lauderdale, Florida 33334


                       Part II.  Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)


[   ]             (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;


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[ X ]             (b) The subject annual report, semi-annual
                  report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.

                             Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

      The preparation of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K") could not be completed by the prescribed filing date of March 31, 1997 without unreasonable effort or expense as a result of the following:

            As disclosed in the Registrant's Current Report on Form 8-K dated February 13, 1997, on such date the principal subsidiaries comprising the Registrant's restaurant segment entered into an agreement (the "RTM Agreement") with RTM, Inc. ("RTM"), the largest franchisee in the Arby's system, to sell to an affiliate of RTM all of the 355 company-owned restaurants. In 1996 the Registrant recorded a $58.9 million charge to (i) reduce the carrying value of the long-lived assets to be sold by approximately $46.0 million to estimated fair value and (ii) provide for associated net liabilities of approximately $12.9 million principally reflecting the present value of certain equipment operating lease obligations which will not be assumed by the purchaser and estimated closing costs. The estimated fair value was based on the terms of the RTM Agreement including anticipated sales price.

            The Registrant is in the process of relocating the headquarters office of Royal Crown Company, Inc. ("Royal Crown") from Fort Lauderdale, Florida to White Plains, New York. In connection therewith, the Registrant has experienced certain employee turnover which has impacted completion of the Royal Crown

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            financial statements to be included in the
            Registrant's Form 10-K.

            The Registrant is an indirect wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). Certain of Triarc's key personnel that are integral to the completion of the Form 10-K are also integral to the completion of the Annual Report on Form 10-K for the year ended December 31, 1996 for Triarc and for another subsidiary of Triarc which had an initial public offering in 1996. The Registrant has been unable to finalize the consolidated financial statements for the Form 10-K without unreasonable effort or expense due to the time constraints on such personnel and the extensive efforts required to determine and record the adjustments described above.

      For the above-stated reasons, the preparation of the Form
10-K, including the financial statements to be included therein, could not be completed by the prescribed filing date of March
31, 1997 without unreasonable effort or expense.


                          PART IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

Curtis S. Gimson, Esq.                  954               351-5679
      (Name)                        (Area Code)       (Telephone Number)

      (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ]  Yes   [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ]  Yes   [  ]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                              See Annex A hereto

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                             RC/Arby's Corporation
                    ---------------------------------------
                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1997                     By:/s/ CURTIS S. GIMSON
                                          ------------------------
                                          Curtis S. Gimson, Esq.
                                          Senior Vice President and
                                          General Counsel


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                                                                       Annex A


      For the reasons stated in Part III to this Form 12b-25, the consolidated financial statements of the Registrant for the year ended December 31, 1996 have not been completed. The
Registrant, however, expects to report in its Annual Report on Form 10-K revenues of $466.4 million in 1996 compared with $445.4 million in 1995, an operating loss of $31.6 million in 1996 compared with an operating loss of $4.8 million in 1995 and a net loss of $50.6 million in 1996 compared with a net loss of $33.6 million in 1995. Such lower results in 1996 principally reflect an increase of $44.3 million to $58.9 million in 1996 in the pretax charge to reduce the carrying value of long-lived restaurant assets to fair value as a result of their intended sale and a $6.4 million charge in 1996 for facilities relocation and corporate restructuring.








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